UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 15, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 May 2018 entitled ‘VODAFONE GROUP PLC BOARD ANNOUNCES GROUP CHIEF EXECUTIVE SUCCESSION’

RNS: 0432O

15 May 2018

VODAFONE GROUP PLC BOARD ANNOUNCES GROUP CHIEF EXECUTIVE SUCCESSION

The Vodafone Group Plc Board today announced the succession plan for the role of Group Chief Executive.  Effective 1 October 2018, Vittorio Colao will be succeeded by Group Chief Financial Officer Nick Read. At the date of the Group’s Annual General Meeting on 27 July 2018, Deputy CFO Margherita Della Valle will succeed Nick Read as Group Chief Financial Officer and will join the Board, and Nick Read will become Group Chief Executive-Designate.

Vittorio Colao was appointed Group Chief Executive in July 2008. During the decade under his leadership, Vodafone has been transformed from a consumer-focused 2G/3G mobile operator to one of the world’s leading converged communications companies with a diverse portfolio including the largest mobile and fixed next-generation network in Europe, a significant international enterprise division, and global leadership in the ‘Internet of Things’. Over the last ten years, he has overseen a strategic reshaping of the Group, exiting minority shareholdings to focus on controlled and co-controlled assets while growing mobile customer numbers from 269 million to 536 million (plus 19.7 million broadband customers) over 25 countries, including significant businesses in India, Egypt, Turkey and across Africa.

Nick Read was appointed Group Chief Financial Officer and joined the Vodafone Group Plc Board in April 2014. He was previously the Group’s Chief Executive for the Africa, Middle East and Asia Pacific region and served as a board member of a number of Vodafone’s emerging markets subsidiaries including Vodacom Group and Vodafone India. He joined Vodafone in 2001 as Vodafone UK Finance Director before being appointed Vodafone UK Chief Commercial Officer then Vodafone UK Chief Executive. Prior to joining Vodafone, Nick Read held senior global finance positions with United Business Media Plc and Federal Express Worldwide. He is a Fellow Chartered Management Accountant and a Chartered Global Management Accountant with a BA (Hons) in Accounting and Finance. He has also been nominated for election to the board of Booking Holdings, Inc., effective June 2018.

Margherita Della Valle was appointed Deputy Group Chief Financial Officer in 2015. She was previously Group Chief Financial Controller, Chief Financial Officer for the Europe region, and Chief Financial Officer for Vodafone Italy. She joined Omnitel Pronto Italia – which later became Vodafone Italy – in 1994 and held various consumer marketing positions in business analytics and customer base management before moving to finance. Margherita Della Valle has a Masters in Economics from Bocconi University and is also a Non-Executive Director on the board of Centrica plc.

Vodafone Group Chairman Gerard Kleisterlee said: “On behalf of the Board, I would like to express our gratitude to Vittorio for an outstanding tenure. He has been an exemplary leader and strategic visionary who has overseen a dramatic transformation of Vodafone into a global pacesetter in converged communications, ready for the Gigabit future. Vittorio will leave as his legacy a company of great integrity with strong inclusive values that is exceptionally well-positioned for the decade ahead.”

“Nick has been the co-architect of the Group’s strategy together with Vittorio, combining extensive international operational and commercial leadership with world-class financial acumen. I am confident Vodafone will benefit greatly from his experience, insight and wisdom in his new role as Group Chief Executive. Margherita has a strong track record in financial leadership at the highest levels, and I am delighted to welcome her to the Board. I would also add that the appointment of Nick and Margherita serves as a testament to the strength and depth of the Vodafone senior leadership team that Vittorio has assembled and led over the last decade.”

The Vodafone Group Plc Board conducted a succession planning process that involved the detailed assessment of potential internal and external candidates.

There are no other disclosures to be made under Listing Rule 9.6.13.

- ends -

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 31 March 2018, Vodafone Group had 535.8 million mobile customers and 19.7 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

Enquiries:

Vodafone Group

Investor Relations	Tel: +44 7919 990230

Media Relations	www.vodafone.com/media/contact

This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014.

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 15, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary